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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*

                         CHADMOORE WIRELESS GROUP, INC.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   157259 10 2
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                                 (CUSIP Number)

                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                               New York, NY 10178
                             Tel. No.: 212-309-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 1, 2002
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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         This Amendment No. 3 relates to a Schedule 13D filed on May 13, 1998, as amended by Amendment No. 1 thereto filed on August 30, 2000 and Amendment No. 2 thereto filed on December 4, 2001 (as so amended, the "Schedule 13D"), which relates to the common stock, par value of $0.001 per share (the "Common Stock"), of Chadmoore Wireless Group, Inc., a Dissolved Colorado corporation - 2002 ("Chadmoore"). Information in the Schedule 13D remains in effect except to the extent that it is superseded by the information contained in this Amendment No.
3. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings ascribed to them in the
Schedule 13D. Item 4 of the Schedule 13D is hereby amended and supplemented, as follows:

         ITEM 4. PURPOSE OF TRANSACTION.

Under the Shareholders Agreement REI has the right to designate two individuals ("REI Directors") to the Board of Directors of Chadmoore. Since May 1, 1998, the REI Directors have been Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Effective May 1, 2002, Mr. Finn-Egan and Mr. Lipkin resigned from the Board of Directors of Chadmoore. REI does not at this time anticipate designating any new members to replace Mr. Finn-Egan and Mr. Lipkin as the REI Directors.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Partners II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated:  May 7, 2002

                                      RECOVERY EQUITY INVESTORS II, L.P.

                                      By:  RECOVERY EQUITY PARTNERS II, L.P.,
                                               its General Partner

                                               By: /s/ Joseph J. Finn-Egan
                                                  ------------------------------
                                               Name: Joseph J. Finn-Egan
                                               Title: General Partner


                                               By: /s/ Jeffrey A. Lipkin
                                                  ------------------------------
                                               Name: Jeffrey A. Lipkin
                                               Title:  General Partner


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated:  May 7, 2002

                                      RECOVERY EQUITY PARTNERS II, L.P.


                                      By: /s/ Joseph J. Finn-Egan
                                         ---------------------------------------
                                      Name: Joseph J. Finn-Egan
                                      Title: General Partner


                                      By: /s/ Jeffrey A. Lipkin
                                         ---------------------------------------
                                      Name: Jeffrey A. Lipkin
                                      Title: General Partner


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Jeffrey A. Lipkin.

Dated:  May 7, 2002

                                      By: /s/ Joseph J. Finn-Egan
                                         ---------------------------------------
                                      Name: Joseph J. Finn-Egan


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Joseph J. Finn-Egan.

Dated:  May 7, 2002

                                      By: /s/ Jeffrey A. Lipkin
                                         ---------------------------------------
                                      Name: Jeffrey A. Lipkin